MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

04 JAN 12 AM 7:21

January 5, 2004

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

04012002

SUPPL

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

A) Press release dated on December 19, 2003
   1. Managerial Assignments
   2. Business Separation of Fan Motor and Stepping Motor Divisions through Business Integration
   3. Matsushita and Minebea Establish Joint Venture Company for Information Equipment Motor

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

dlw 1/13

04 JAN 12 AM 7:21

(Translation)

December 19, 2003

Press Release

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
Representative Director,
President and Chief
Executive Officer
(Code No. 6479 TSE Div. No.1)
Contact Person : Shunji Mase
Executive Officer and General
Manager of Personnel &
General Affairs Department
Naoyuki Kimura
Manager of Personnel &
General Affairs Department
Tel. 03-5434-8612
Fax 03-5434-8601

Managerial Assignments

We would like to announce managerial assignments effective December 19, 2003 as follows:

< New Assignment >	< Former Assignment >	< Post to be Retained >
Tosei Takenaka, Mr.		
Chairman of Business Integration Promotion Committee in preparation for the launch of Minebea-Matsushita Motor Corporation	In charge of Asian Region Operations	Director and Senior Managing Executive Officer

< New Assignment >	< Former Assignment >	< Post to be Retained >
Masayoshi Yamanaka, Mr.		
In charge of Asian Region Operations	In charge of North and South American Region Operations	Executive Officer
Shuji Uehara, Mr.		
Director of Secretariat and Member of Business Integration Promotion Committee in preparation for the launch of Minebea-Matsushita Motor Corporation	General Manager of Global Business Administration, Sales Headquarters	
Hiromi Yoda, Mr.		
General Manager of Global Business Administration, Sales Headquarters	General Manager of Business Administration Department	
Tamio Uchibori, Mr.		
General Manager of Business Administration Department	General Manager attached to Business Administration Department	

* * * * * *

December 19, 2003

To Whom It May Concern

04 JAN 12 AM 7:21

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
Representative Director,
President and Chief
Executive Officer
(Code No. 6479 TSE Div. No.1)
Contact Person : Masaki Ishikawa
Manager of Corporate
Communications/Investor
Relations Office
(Tel. 03-5434-8637)

Business Separation of Fan Motor and Stepping Motor Divisions through Business Integration

We have been making preparations to launch a joint venture company ("Integrated Company") on April 1, 2004 (planned) with Matsushita Electric Industrial Co., Ltd. ("Matsushita") with the aim of integrating all functions of the two companies' information equipment motor business in four categories (fan motors, stepping motors, vibration motors and DC brush motors).

The Board of Directors of Minebea has resolved at a meeting held today to separate its Fan Motor and Stepping Motor Divisions ("Separation") effective March 1, 2004 (planned) and transfer these divisions to the Integrated Company. Matsushita will subsequently separate and transfer its information equipment motor business to the Integrated Company effective April 1, 2004 (planned). Upon completion of the business transfer by the two companies, the Integrated Company will start its operations.

The two companies have today launched a company to make preparations for the planned business integration, named "Minebea-Matsushita Motor Corporation" (Meguro-ku, Tokyo).

The basic terms of the business separation and the subsequent integration are outline as follows:

1. Purpose of Business Separation and Business Integration

The Separation and the subsequent business integration with Matsushita aim to create a highly profitable business structure in the area of information equipment motors. This can be achieved by enhancing business efficiency to the maximum and winning the leading position in highly competitive global market of information equipment

motors, utilizing product development technologies, manufacturing capabilities and sales capacity of Minebea and Matsushita.

The Integrated Company will be positioned among the top three in each of the four product categories, based on unit sales results for fiscal year ended March 31, 2003.

While competition in the information equipment motor business is becoming increasingly severe throughout the world, owing to the competition among many Japanese makers and the rise in the number of market newcomers from China, Taiwan and Korea, further growth in demand can be expected in new product applications, such as personal computers, plasma displays, LCD TVs, game machines, mobile phones, digital home electric appliances and information terminals. The annual global market growth forecast exceeds 10% on unit sales basis.

The Integrated Company will tap Minebea's advanced ultra-precision machining, mass-production technologies and cost competitiveness and Matsushita's latest product development technologies to strengthen its high added-value product development/manufacturing capabilities and accelerate development speed, as well as establishing a strong customer support structure.

The Integrated Company aims to increase its global competitiveness and capture the leading position in markets worldwide for information equipment motors through standardization of manufacturing processes and designing methods, utilizing advanced production engineering and product development technologies of Minebea and Matsushita, and through cost reduction efforts from development of advanced magnet/material analysis technologies.

The establishment of the Integrated Company will affect the following operational bases:

<u>Minebea</u>

1) Karuizawa Manufacturing Unit (Nagano
2) Hamamatsu Manufacturing Unit (Shizuoka)
3) Minebea Electronic and Hi-Tech Components (Shanghai) Co., Ltd.
4) Production bases in Thailand and China

<u>Matsushita</u>

1) Motor Company's Information Equipment Motor Business Unit (Osaka and Tottori)
2) Production bases in Singapore, Malaysia and China

2. Outline of Business Integration (through Summary Separation)

(A) Schedule for business integration

Dec. 19, 2003 Board resolution to approve the business integration agreement and the business separation agreement, followed

	by signing of the business integration agreement
Jan. 7, 2004	Signing of the business separation agreement
Mar. 1, 2004	Separation to come into effect and to be registered
Apr. 1, 2004	Matsushita's business separation to come into effect
	The Integrated Company to start its operations

(B) Method of business separation

1) Method

Minebea will separate a certain part of its businesses and the Integrated Company (the succeeding company) will succeed the separated businesses. (Minebea plans to adopt summary separation.)

2) Reason for adopting this method

This method was chosen because it was determined to be the most efficient means to transfer the relevant businesses.

(C) Allotment of shares

1) Share allotment ratios

Upon Separation, the succeeding company will issue 2,994,120 shares and allot such shares to Minebea. Furthermore, upon completion of the business integration procedures, Minebea and Matsushita will hold 60% and 40% shares in the Integrated Company, respectively.

The Integrated Company will be included among Minebea's consolidated group companies.

Although the Integrated Company will be autonomously responsible for managing its business, important management decisions will be made upon agreement between Minebea and Matsushita.

2) Calculation method for share allotment ratios

Minebea and Matsushita separately consulted their respective outside financial advisors, regarding the assessment of the overall value of businesses involved in the integration of information equipment motor businesses. Based on such assessment, both companies held negotiations, whereupon Minebea calculated the number of shares to be allotted to it by the succeeding company in consideration of the value of its information equipment motor business to be separated and the number of shares issued by the succeeding company.

(D) Cash distribution upon business separation

There will be no cash distribution in relation to the business separation.

(E) Rights and obligations to be succeeded

Assets, liabilities, rights and obligations involved in the businesses to be separated and transferred, which are considered mandatory for the succeeding company to operate the business to be succeeded.

(F) Prospects for paying debt obligations

Minebea believes that both Minebea and the succeeding company can pay the debt obligations to be incurred as a result of Separation.

3. Basic information for Minebea and Matsushita (non-consolidated basis)

(as of September 30, 2003)

Trade Name	Minebea Co., Ltd. (company to separate a unit)	Matsushita Electric Industrial Co., Ltd. (company to separate a unit)
Principal Lines of Business	Manufacture and sale of bearings, and rotary components	Manufacture and sale of electronic and electric equipment
Date of Incorporation	July 16, 1951	December 15, 1935
Principal Office	Kitasaku-Gun, Nagano, Japan	Kadoma-shi, Osaka, Japan
Representative	Tsugio Yamamoto, Representative Director, President and Chief Executive Officer	Kunio Nakamura, President
Capital Stock (million yen)	68,258	258,738
Shares Issued	399,167,695	2,453,051,029
Shareholders' Equity (million yen)	181,057	2,788,194
Total Assets (million yen)	367,810	5,231,618
Financial Closing Date	March 31	March 31
No. of Employees	2,503	52,362
Major Customers	Sold mainly to information telecommunication equipment industry, automotive industry, home electric appliance industry.	Consumer products—widely distributed to general public through consumer and household equipment sales networks. Business and industrial equipment and components-- sold mainly to corporations, government agencies and manufacturers through systems and industrial sales networks.
Major Shareholders and Shareholdings	Japan Trustee Services Bank, Ltd. (Trust account) 7.03% The Master Trust Bank of Japan, Ltd. (Trust account) 6.87% Keiaisha Co., Ltd. 5.01% J.P. Morgan Trust Bank, Ltd. (Non-taxable account) 4.40% Shinsei Bank, Ltd. 3.13%	Japan Trustee Services Bank (Trust account) 6.02% The Master Trust Bank of Japan (Trust account) 5.95% Moxley & Co. 5.24% Sumitomo Mitsui Banking Corporation 2.88% Nippon Life Insurance Co. 2.76%
Major Banks	The Sumitomo Trust and Banking Co., Ltd., Sumitomo Mitsui Banking Corporation, etc.	Sumitomo Mitsui Banking Corporation, The Resona Bank, etc.
Relationship between Minebea and Matsushita	Capital: None Personnel: None Transactions: Joint Product Development and Consignment Production of DC Axial Flow Box Fan Motors	

(N.B.) Amounts less than one million yen have been omitted. (hereinafter the same)

Financial results for the most recent three fiscal years (non-consolidated basis)
(in millions of yen, except per share amounts)

	Minebea Co., Ltd. (company to divide a unit)			Matsushita Electric Industrial Co., Ltd. (company to divide a unit)		
Fiscal Year ended	2001/3	2002/3	2003/3	2001/3	2002/3	2003/3
Net Sales	197,675	175,218	162,952	4,831,866	3,900,790	4,237,869
Operating Profit (Loss)	12,246	1,848	5,018	76,634	(92,952)	52,884
Recurring Profit (Loss)	12,127	10,033	11,062	115,494	(42,480)	80,196
Net Income (Loss)	3,947	4,351	1,227	63,687	(132,410)	28,828
Net Income (Loss) per Share (in yen)	9.89	10.90	3.08	30.63	(63.79)	12.80
Annual Dividends per Share (in yen)	7.00	7.00	7.00	12.50	10.00	12.50
Shareholder's Equity per Share (in yen)	452.34	454.01	454.12	1,306.37	1,225.39	1,173.14

4. Description of the business to be separated from Minebea

(A) Business to be separated

Development, manufacturing, sale of fan motors and stepping motors

(B) Operating results of the business to be divided for the year ended March 31, 2003

Net sales : Approximately 35,244 million yen

(C) Assets and liabilities of the business to be divided (forecast for March 1, 2004)

(in millions of yen)

Assets		Liabilities	
Item	Book Value	Item	Book Value
Assets	5,486	Liabilities	1,151
		Shareholders' equity	4,335
Total	5,486	Total	5,486

5. Basic information for the New Company

(A) Outline of New Company (forecast for April 2004)

Trade Name	Minebea-Matsushita Motor Corporation	
Principal Lines of Business	Development, manufacturing and sales of fan motors, stepping motors, vibration motors and DC brush motors	
Start of Business	April 1, 2004	
Principal Office	Meguro-Ku, Tokyo, Japan	
Representative	Tosei Takenaka, President and Representative Director	
Capital Stock (million yen)	10,000	
Shares Issued	5,000,000	
Shareholders' equity (million yen)	Approximately 13,000 (consolidated)	
Total Assets (million yen)	Approximately 40,000 (consolidated)	
Annual Financial Closing Date	March 31	
No. of employees	Approximately 9,800 (worldwide)	
Major Customers and Suppliers	(Customers) Canon Inc., Ricoh Company, Ltd., Fui Xerox Co., Ltd., Matsushita (Suppliers) Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., SANYO Electric Co., Ltd., Matsushita, Minebea	
Major Shareholders and Shareholdings	Minebea 60% Matsushita 40%	
Major Banks	The Sumitomo Trust and Banking Co., Ltd., Sumitomo Mitsui Banking Corporation, etc.	
Relationship with Minebea	Capital :	Minebea 60%, Matsushita 40%
	Personnel :	Directors and corporate auditors will be from the parent companies, and employees will be also be sent from Minebea and Matsushita
	Transactions :	Sale and purchase of finished products, merchandise and materials

(B) Directors and Corporate Auditors of the New Company (as of April 1, 2004)

President and Representative Director	Tosei Takenaka	(from Minebea)
Vice President and Representative Director	Miyuki Furuya	(from Matsushita)
Director	Kaoru Matsumoto	(from Minebea)
Director	Kunitake Matsushita	(from Minebea)
Director	Shuji Uehara	(from Minebea)
Director	Yugen Ota	(from Minebea)
Director	Rikuro Obara	(from Minebea)
Director	Kengo Katsuki	(from Matsushita)
Director	Kazuhisa Takahashi	(from Matsushita)
Director	Ikuo Miyamoto	(from Matsushita)
Corporate Auditor	To be determined	(from Minebea)
Corporate Auditor	To be determined	(from Minebea)
Corporate Auditor	To be determined	(from Matsushita)

6. Effects of business division on Minebea's financial results

(A) Information about Minebea upon business separation

Trade name:	Minebea Co., Ltd.
Principal lines of business:	Manufacture and sale of bearings, and rotary components
Principal office:	Kitasaku-Gun, Nagano, Japan
Representative:	Tsugio Yamamoto, Representative Director, President and Chief Executive Officer
Capital stock:	No change as a result of this business separation
Total assets:	Forecasted decrease resulting from business separation : approximately 4.7 billion yen
Annual Financial closing date:	March 31
Effect on financial result:	Minebea currently expects that the business separation will have no significant effect on the company's operating results or financial position for fiscal year ended 2004/3.

(B) Forecast of Minebea's financial results after the business separation

Minebea currently plans to announce forecasts for consolidated and parent alone financial results for the fiscal year ending March 31, 2005 in middle of May 2004.

Disclaimer Regarding Forward-Looking Statements

In this press release, all statements about Minebea and its Group of Companies (Minebea) that are not historical facts are future projections made based on certain assumptions and Minebea's management's judgment drawn from currently available information. Accordingly, when evaluating Minebea's performance or value as a going concern, these projections should not be relied on entirely. Please note that actual performance may vary significantly from any particular projection, owing to various factors, including, (i) changes in economic indicators surrounding us or demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. Please note, however, this is not a complete list of the factors affecting actual performance.

###

04 JAN 12 AM 7:21 December 19, 2003

<u>FOR IMMEDIATE RELEASE</u>

Media Contacts:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications / Investor Relations Office
Corporate Planning Department
URL: http://www.minebea.co.jp/
Tel: +81-3-5434-8637 Fax: +81-3-5434-8607

Matsushita Electric Industrial Co., Ltd.
Akira Kadota/Wilson Solano
International PR, Tokyo
URL: http://www.matsushita.co.jp/
Tel: +81-3-3578-1237 Fax: +81-3-5472-7608

Matsushita and Minebea Establish Joint Venture Company for Information Equipment Motor

Minebea Co., Ltd. ("Minebea"), the leading name in miniature and small-sized ball bearings, and Matsushita Electric Industrial Co., Ltd. ("MEI"), best known for its Panasonic brand of consumer electronics and digital communication products, and have announced today that the two companies will establish a new joint venture company for information equipment motor business, in accordance with the basic agreement signed on August 27, 2003 and the business integration agreement signed today.

The new joint venture company, to be named "Minebea-Matsushita Motor Corporation" will be established on April 1, 2004 to integrate information equipment motor business of the two companies in four categories – fan motors, stepping motors, vibration motors and direct current (DC) brush motors ("information equipment motors").

Tosei Takenaka, Director and Senior Managing Executive Officer of Minebea will assume the post of President of the new company, while Miyuki Furuya, Director of MEI's Information Equipment Motor Business Unit, will be assigned asVice President of the same company.

The new company will integrate all functions of the two companies' information

equipment motor business in the aforementioned four categories from development, manufacturing and sales. By so doing, the new company will be positioned among the top three in each of the four categories, based on unit sales results for the year ended March 31, 2003.
The new company aims to increase its global competitiveness and capture the leading position in markets worldwide in relevant product categories. This is to be achieved through economies of scale, standardization of manufacturing processes and designing methods utilizing advanced production engineering and product development technologies of Matsushita and Minebea, and through cost reduction efforts from the development of advanced magnet / material analysis technologies.

The establishment of the new company will affect the following operational bases:

Matsushita Electric

1) Motor Company's Information Equipment Motor Unit (Osaka and Tottori)
2) Production bases in Singapore, Malaysia and China

Minebea

1) Karuizawa Manufacturing Unit (Nagano)
2) Hamamatsu Manufacturing Unit (Shizuoka)
3) Minebea Electronics Co., Ltd.
4) Production bases in Thailand and China

Outline of the new company

Name	Minebea-Matsushita Motor Corporation
Date of establishment	April 1, 2004
Head Office Location	Meguro-ku, Tokyo
Representatives	President : Tosei Takenaka (currently Director and Senior Managing Executive Officer of Minebea, In charge of Asian Operations) Vice President: Miyuki Furuya (currently Director, Information Equipment Motor Business Unit of MEI)
Capital	10 billion yen
Share holding ratio	60% by Minebea 40% by MEI
Scale of operations	Annual sales of approximately 90 billion yen (estimate for fiscal year ending March 31, 2005)

Number of employees	Approximately 9,800 (including 243 for domestic operations)
Business Description	Development, manufacturing and sales of fan motors, stepping motors, vibration motors and DC brush motors

About Minebea Co., Ltd.

Minebea is a comprehensive manufacturer and supplier of high precision components such as miniature ball bearings and precision small motors for use in information & telecommunications equipment including primarily PCs, household electrical appliances, aircraft, and automobiles. As of March 31, 2003, the Minebea Group encompassed 31 plants and 45 sales offices and employs a total of 43,002 persons in 14 countries. Facilities in Thailand form the largest production base of the Group, which is responsible for most of its mainstay products and produces about 60% of the Group's total output. Based in Nagano, Japan, the Company reported consolidated sales of US$2.26 billion for the fiscal year ended March 31, 2003. Minebea's shares are listed on stock exchanges in Tokyo (6479), Osaka, Nagoya and Singapore. Further information is available at http://www.minebea.co.jp/

About Matsushita Electric Industrial Co., Ltd.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated sales of US$61.68 billion for the fiscal year ended March 31, 2003. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam and Frankfurt stock exchanges. For more information, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html.

Disclaimer Regarding Forward-Looking Statements

I. Minebea

In this press release, all statements about Minebea and its Group of Companies (Minebea) that are not historical facts are future projections made based on certain assumptions and Minebea's management's judgment drawn from currently available information. Accordingly, when evaluating Minebea's performance or value as a going concern, these projections should not be relied on entirely. Please note that actual performance may vary significantly from any particular projection, owing to various factors, including, (i) changes in economic indicators surrounding us or demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are

launched continuously. Please note, however, this is not a complete list of the factors affecting actual performance.

II. Matsushita

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.